Index supplement to the prospectus	Registration Statement
dated April 15, 2016, the prospectus	Nos. 333-209682 and 333-209682-01
supplement dated April 15, 2016	Dated March 23, 2018
and the underlying supplement dated March 22, 2018	Rule 424(b)(3)

S&P ECONOMIC CYCLE FACTOR ROTATOR INDEX (PR)

S&P Economic Cycle Factor Rotator Index

STRATEGY GUIDE	2018

The S&P Economic Cycle Factor Rotator Index (the “Index”) attempts to provide a dynamic rules-based allocation to one of four equity indices (the “Equity Constituents”) and the S&P 5-Year U.S. Treasury Note Futures Excess Return Index (the “Bond Constituent”) while targeting a level volatility.

Each month, the Index determines the current phase of the business cycle based on the level and trend of the Chicago Fed National Activity Indicator (the “CFNAI”), and selects one of the four Equity Constituents below accordingly:

■	If the economy is in expansion, the Index allocates to the S&P Momentum United States LargeMidCap (USD) Excess Return Index (“Momentum”)
■	If the economy is in slowdown, the Index allocates to the S&P 500® Buyback FCF Excess Return Index (“Buyback”)
■	If the economy is in contraction, the Index allocates to the S&P 500® Low Volatility High Dividend Excess Return Index (“High Div Low Vol”)
■	If the economy is in recovery, the Index allocates to the S&P 500® Pure Value Excess Return Index (“Value”)

The Equity Constituents do not reflect the reinvestment of dividends, and are subject to a notional financing cost based on 3-month cash rates.

Investing in the notes linked to the Index involves a number of risks. See “Selected risks associated with the Index” on page 8 of this document, “Risk Factors” in the relevant product supplement and underlying supplement and “Selected Risk Considerations” in the relevant pricing supplement

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of notes or passed upon the accuracy or the adequacy of this document or the accompanying product supplement, underlying supplement, prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Important Information

The information contained in this document is for discussion purposes only. Any information relating to performance herein is illustrative and no assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved. All information herein is subject to change without notice, however, J.P. Morgan undertakes no duty to update this information. In the event of any inconsistency between the information presented herein and any other offering document, the other offering document shall govern.

This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters. Investment suitability must be determined individually for each investor, and investment in financial instruments linked to the Index may not be suitable for all investors.

Structured investments may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. Investments in notes linked to the Index require investors to assess several characteristics and risk factors that may not be present in other types of transactions and are not equivalent to a direct investment in the Index or any constituent that forms a part of the Index. In reaching a determination as to the appropriateness of any transaction, clients should undertake a thorough independent review of all aspects of such transaction in relation to their particular circumstances. This strategy guide contains market data obtained from various sources other J.P. Morgan, without independent verification.

This material is not a product of J.P. Morgan Research Departments. J.P. Morgan may have positions (long or short), effect transactions, make markets or deal as principal in notes or other financial instruments linked to the Index (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations of, issuers mentioned herein. J.P. Morgan is the marketing name for the Issuer and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC, or JPMS, is a member of FINRA, NYSE, and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

Each Equity Constituent is subject to a notional financing cost based on 3-month cash rates, which is calculated based on 2M and 3M USD LIBOR. However, from August 4, 2016 to May 1, 2017, in lieu of the actual levels of 2M and 3M USD LIBOR, the notional financing cost for each Equity Constituent was calculated using 0.6111% and 0.7776% respectively (the levels of 2M and 3M USD LIBOR as of August 4, 2016). As a result, the performance of the Index between August 4, 2016 and May 3, 2017 (the last date on which the stale LIBOR levels impacted the notional financing cost calculation) would have been cumulatively lower by -0.1131% had the notional financing cost applied to the Equity Constituents been calculated using actual LIBOR levels. Furthermore, effective February 1, 2017, the Index began rounding the CFNAI to the nearest basis point (0.01%) for purposes of determining the applicable monthly Equity Constituent. The performance of the Index prior to February 1, 2017 does not reflect this change, and the Index has limited operating history based on the rounded CFNAI.

Use of hypothetical backtested returns

Any historical composite performance included herein is hypothetical. The constituents have not traded together in the manner shown in the composite historical replication of the Index included herein and no representation is being made that the Index will achieve a similar composite performance record. There are frequently significant differences between hypothetical historical composite performance, and actual subsequent performance achieved by a combination of the underlying elements.

The results obtained from backtesting information should not be considered indicative of the actual results that might be obtained from an investment or participation in a financial instrument or transaction referencing the Index. J.P. Morgan provides no assurance or guarantee that notes linked to the Index will operate or would have operated in the past in a manner consistent with these materials. The hypothetical historical levels presented herein have not been verified by an independent third party, and such hypothetical historical levels have inherent limitations. Alternative simulations, techniques, modeling or assumptions might produce significantly different results and prove to be more appropriate. Actual results will vary, perhaps materially, from the hypothetical backtested returns presented in this strategy guide. In addition, the selection methodologies of the S&P 500® Buyback FCF Excess Return Index and the S&P 500® Pure Value Excess Return Index reference financial information reported by the issuers of the securities that are eligible to be included in the relevant index, and the selection methodology applied with respect to any period of back-tested performance could reflect subsequent restatements or corrections of that financial information, even though those restatements or corrections would not have been available had the relevant index been calculated on a live basis. HISTORICAL AND BACKTESTED PERFORMANCE ARE NOT INDICATIVE OF FUTURE RESULTS.

S&P ECONOMIC CYCLE FACTOR ROTATOR INDEX (PR)

Allocating based on the business cycle

Each month, the Index determines the current phase of the business cycle based on the average level of the CFNAI over the past 3 months and its trend over the same 3 months, and selects one of the four Equity Constituents accordingly:

* If the CFNAI suggests the economy is currently moving from recovery to contraction, the Index waits one month to confirm the signal before rebalancing from Value into High Div Low Vol

There is no assurance that the index methodology used to identify the current phase of the business cycle will be effective.

The Chicago Fed National Activity Index

The CFNAI is a weighted average of 85 monthly indicators of national economic activity, drawn from four broad categories: production and income; employment, unemployment, and hours; personal consumption and housing; and sales, orders and inventories. The CFNAI is constructed to have:

■	an average value of zero when the U.S. economy is growing at the historical trend rate;
■	a negative value when growth is below-average; and
■	a positive value when growth is above-average.

S&P ECONOMIC CYCLE FACTOR ROTATOR INDEX (PR)

Momentum
S&P Momentum United States LargeMidCap (USD) Excess Return

Momentum generally provides exposure to large- and mid-cap U.S. stocks with relatively higher recent performance compared to the S&P United States LargeMidCap Index. It rebalances semi-annually (March and September) based on the following general approach:

Buyback	S&P 500® Buyback FCF Excess Return Index

Buyback generally provides exposure to large-cap U.S. stocks with relatively higher buybacks and free cash flows compared to the S&P 500® Index. It rebalances quarterly (March, June, September and December) based on the following general approach:

S&P ECONOMIC CYCLE FACTOR ROTATOR INDEX (PR)

High Div Low Vol      S&P 500® Low Volatility High Dividend Excess Return

High Div Low Vol/ generally provides exposure to large-cap U.S. stocks with relatively higher dividends and lower volatility compared to the S&P 500® Index. It rebalances semi-annually (January and July) based on the following general approach:

Value	S&P 500® Pure Value Excess Return

Value generally provides exposure to large-cap U.S. stocks with relatively cheaper prices (compared to fundamentals) and relatively lower growth compared to the S&P 500® Index. It rebalances annually in December based on the following general approach:

S&P ECONOMIC CYCLE FACTOR ROTATOR INDEX (PR)

A dynamic risk-based asset allocation

The Index implements a dynamic allocation between equities and bonds that is based on the idea of trying to maintain a stable volatility through the market cycle. The Bond Constituent tracks the performance of a rolling position in the 5-Year U.S. Treasury Note futures contract.

Compared to a portfolio that maintained consistent weights through the market cycle, the Index would have had higher equity weights when volatility is low, and higher bond weights when volatility is high.

Each business day, the Index rebalances the applicable Equity Constituent and Bond Constituent to weights that would have generated recent realized volatility of 6%, and applies a cap of 100% and floor of 0%. The Index may be partially uninvested.

 Hypothetical backtested and historical weights (Dec 2007 – Dec 2017)

Source: J.P. Morgan. Because the Index was launched on August 16, 2016, all weights prior to this date provided in the chart above are hypothetical backtested weights and levels. Effective February 1, 2017, the Index began rounding the CFNAI to the nearest basis point (0.01%) for purposes of determining the applicable monthly Equity Constituent. The performance of the Index prior to February 1, 2017 does not reflect this change, and the Index has limited operating history based on the rounded CFNAI. Future performance of the Index may be lower than if the Index still used the unrounded CFNAI. Please see “Use of hypothetical backtested returns” at the front of this document and the disclaimer on the following page for additional discussion of certain additional limitations of backtesting, proxy use and simulated returns. Shown for illustrative purposes only. PAST PERFORMANCE AND BACKTESTED PERFORMANCE ARE NOT INDICATIVE OF FUTURE RESULTS.

S&P ECONOMIC CYCLE FACTOR ROTATOR INDEX (PR)

S&P Economic Cycle Factor Rotator Index	Inception: Aug 16, 2016

Hypothetical and historical performance (Dec 2007 – Dec 2017)

Source: J.P. Morgan. Historical performance measures for the Index represent hypothetical backtested performance using the actual performance of each Equity Constituent and the Bond Constituent (the “Underlying Indices”) through August 15, 2016 (labeled “Backtested” in the chart above); and actual performance from August 16, 2016 through December 29, 2017 (labeled “Actual” in the chart above). Each Equity Constituent is subject to a notional financing cost based on 3-month cash rates, which is calculated based on 2M and 3M USD LIBOR. However, from August 4, 2016 to May 1, 2017, in lieu of the actual levels of 2M and 3M USD LIBOR, the notional financing cost for each Equity Constituent was calculated using 0.6111% and 0.7776% respectively (the levels of 2M and 3M USD LIBOR as of August 4, 2016). As a result, the performance of the Index between August 4, 2016 and May 3, 2017 (the last date on which the stale LIBOR levels impacted the notional financing cost calculation) would have been cumulatively lower by -0.1131% had the notional financing cost applied to the Equity Constituents been calculated using actual LIBOR levels. Furthermore, effective February 1, 2017, the Index began rounding the CFNAI to the nearest basis point (0.01%) for purposes of determining the applicable monthly Equity Constituent. The performance of the Index prior to February 1, 2017 does not reflect this change, and the Index has limited operating history based on the rounded CFNAI. The “Domestic 40/60 Portfolio (ER)” is a notional portfolio providing a monthly-rebalancing 40%/60% weighted exposure to the S&P 500 Total Return Index and the Bloomberg Barclays U.S. Aggregate Bond Total Return Index. The “Global 40/60 Portfolio (ER)” is a notional portfolio providing a monthly-rebalancing 40%/60% weighted exposure to the MSCI ACWI Net Total Return Index and the J.P. Morgan Global Aggregate Bond Index Total Return Unhedged USD (a global investment-grade bond index). Each notional portfolio is calculated on an excess return basis, i.e., net of a notional financing cost deduction equal to the return of the J.P. Morgan Cash Index USD 3 Month, which tracks the return of a notional 3-month U.S. dollar time deposit. Weights within these notional portfolios are intended to approximate the average weights of stocks and bonds within the Index, but may not correspond to historical or future weights within the Index. The notional portfolios are not rebalanced on the same schedule as the Index. All performance data for the Domestic 40/60 Portfolio (ER) and the Global 40/60 Portfolio (ER) is hypothetical and there is no guarantee that the Index will outperform either one, or any other benchmark or index in the future. PAST PERFORMANCE AND BACKTESTED PERFORMANCE ARE NOT INDICATIVE OF FUTURE RESULTS. Please see “Use of hypothetical backtested returns” at the front of this document for further information on use of proxies, including a discussion of certain additional limitations of backtesting and simulated returns.

Selected risks associated with the Index

■	Our affiliate, J.P. Morgan Securities LLC (“JPMS”), worked with S&P Dow Jones Indices LLC in developing the guidelines and policies governing the composition and calculation of the Index—The policies and judgments for which JPMS was responsible could have an impact, positive or negative, on the level of the Index. JPMS is under no obligation to consider your interests as an investor in notes linked to the Index.
■	The Equity Constituents are excess price return indices that include the deduction of a notional financing cost based on the relevant LIBOR rates—This notional financing cost will be deducted daily and, as a result, the level of the Index will trail the value of a hypothetical identically constituted synthetic portfolio from which no such cost is deducted. You will not receive dividends on the securities underlying the Equity Constituents.
■	Our parent company, JPMorgan Chase & Co. (“JPMC”), is one of the companies that make up the S&P 500® Index and may be included in three Equity Constituents—JPMC will not, however, have any obligation to consider your interests in taking any corporate action that might affect the S&P 500® Index or any Equity Constituent.
■	The Index may not be successful or outperform any alternative strategy that might be employed in respect of the Underlying Indices and the CFNAI— No assurance can be given that the inferred stage of the U.S. business cycle will be reflective of the actual current stage of the U.S. business cycle. Because the CFNAI is a backward-looking measure that reflects data from the preceding month, and because the Index references the 3-month average of the CFNAI, such inferred U.S. business cycle for purposes of the Index may lag behind the actual U.S. business cycle. In addition, no assurance can be given that the strategy the Index employs with respect to any U.S. business cycle stage is appropriate for that business cycle stage or will outperform any of the other strategies or any alternative investment strategy.
■	The Index may not approximate its target volatility.
■	The Index may be significantly uninvested—If the Index tracks a notional portfolio with an aggregate weight of less than 100%, the Index will not be fully invested, and any uninvested portion will earn no return.
■	The Index may be more heavily influenced by the performance of the relevant Equity Constituent than the performance of the Bond Constituent in general over time.
■	A significant portion of the Index’s exposure may be allocated to the Bond Constituent.
■	Changes in the value of the relevant Underlying Indices may offset each other or may become correlated in decline.
■	The investment strategy used to construct the Index involves daily adjustments to its notional exposure to the Underlying Indices.
■	There is no assurance that the strategies employed by the Equity Constituents will be successful.
■	The Equity Constituents are subject to concentration risk—The strategy employed by each Equity Constituent may result in significant concentration in a single industry or sector or a small number of industries or sectors.
■	The Bond Constituent is subject to significant risks associated with futures contracts.
■	Uncertainty about the future of LIBOR may affect LIBOR rates—Uncertainty as to the nature of alternative reference rates and as to potential changes or other reforms to LIBOR may affect the LIBOR rates used to determine the notional financing cost, which may adversely affect the Index.
■	Other key risks:
■	The Index, which was established on August 16, 2016, and some of the Equity Constituents, which were established recently, have limited operating histories and may perform in unanticipated ways.
■	The Bond Component is an “excess return” index and not a “total return” index because it does not reflect interest that could be earned on funds notionally committed to the trading of futures contracts.
■	Negative roll returns associated with futures contracts may adversely affect the performance of the Bond Component. Suspension or disruptions of market trading in futures contracts may adversely affect the Index.
■	The Index is subject to significant risks associated with fixed-income securities, including interest rate-related risks. The Index may be influenced by unpredictable changes in the U.S. government and economy, and the Bond Component may be affected by changes in the perceived creditworthiness of the United States.
■	2-month and 3-month USD LIBOR rates are affected by a number of factors and may be volatile, and the method by which LIBOR rates are determined may change, and any such change may adversely affect the Index.

The risks identified above are not exhaustive. You should also carefully review the related “Risk Factors” sections in the relevant product supplement and underlying supplement and the “Selected Risk Considerations” section in the relevant pricing supplement.